UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO COMPLETES ACQUISITION OF ALCHEMEE

HAWTHORNE, N.Y., USA, February 28, 2022 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) today announced the completion of its acquisition of Alchemee, formerly The Proactiv Company (TPC), from Galderma. The acquisition includes Alchemee’s business and assets worldwide, including the Proactiv® brand.

“This acquisition demonstrates Taro’s commitment to strengthening our position in the over-the-counter dermatology space,” said Uday Baldota, Taro’s CEO. “In addition to adding Proactiv® to our product portfolio, we are also gaining the omni-channel marketing capabilities and expertise of the Alchemee team. We look forward to working with them to continue Proactiv®’s legacy as an iconic brand synonymous with acne care.”

Alchemee's flagship brand, Proactiv, is America’s #1 acne routine1and has been used and trusted by millions around the world for more than 25 years.

“We are excited for Alchemee and its marquee brand, Proactiv®, to join the expansive Taro portfolio of prescription and over-the-counter dermatology products,” said Shannon Pappas, Global Head of Alchemee. “This strategic move further positions Alchemee for continued growth in the skincare space.”

1.
Based on 2021 FDM/Specialty retail sales.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Forward-Looking Statements

Some of the information contained in this press release may contain forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Neither Taro nor Alchemee has any obligation to publicly update or revise any forward-looking statements.

Media Contact

Taro
William J. Coote VP, Chief Financial Officer (914) 345-9001 William.Coote@taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director